Amendment No. 2 to Schedule 13D
James William Collins
Page 1 of 5 Pages


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                        Texas Regional Bancshares, Inc.
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                              (Name of the Issuer)


                          Class A Voting Common Stock
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                         (Title of Class of Securities)


                                      None
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                                 (CUSIP Number)

                             James William Collins
                                 P.O. Box 1239
                              McAllen, Texas 78502
                                 (210) 686-5491
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 1, 1996*
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


*This is the date of the most recent transaction in the Class A Voting Common Stock of Texas Regional Bancshares, Inc. by James W. Collins, but it is not the date of a material change in the percentage of the class beneficially owned by James W. Collins. This Amendment No. 2 to statement on Schedule 13D is being filed in connection with Amendment No. 10 to statement on Schedule 13G filed by the Carvan Trusts, the Vanco Trusts, the KVTC Trusts, the Vannie Cook Trusts and the Cook Memorial Trusts. See "Item 2. Identity and Background."

Amendment No. 2 to Schedule 13D
James William Collins
Page 2 of 5 Pages


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           James W. Collins
                           Social Security No. ###-##-####

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
                           N/A

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

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  NUMBER                   7        SOLE VOTING POWER

    OF                                      592,605
                           ----------------------------------------------------
  SHARES                   8        SHARED VOTING POWER

BENEFICIALLY                                  5,054
                           ----------------------------------------------------
   OWNED                   9        SOLE DISPOSITIVE POWER

  BY EACH                                   592,605
                           ----------------------------------------------------
 REPORTING                 10       SHARED DISPOSITIVE POWER

PERSON WITH                                   5,054
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         597,659
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9%
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14       TYPE OF REPORTING PERSON
         IN
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
Amendment No. 2 to Schedule 13D
James William Collins
Page 3 of 5 Pages



ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 to statement on Schedule 13D (the "Amendment") relates to the Class A Voting Common Stock (the "Common Stock") of Texas Regional Bancshares, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Kerria Plaza, Suite 301, 3700
N. 10th Street, McAllen, Texas 78502.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment amends and restates the statement on Schedule 13D filed by James W. Collins on January 15, 1993. This Amendment adjusts the number of shares beneficially owned by the reporting person to reflect sales of 68,239 shares of Common Stock in the aggregate, since the filing of Amendment No. 1 to statement on Schedule 13D on March 16, 1993. This Amendment is not being filed as a result of a material change in the percentage of shares of Common Stock beneficially owned by Mr. Collins; it is being filed in connection with Amendment No. 10 to statement on Schedule 13G filed by the Carvan Trusts, the Vanco Trusts, the KVTC Trusts, the Vannie Cook Trusts and the Cook Memorial Trusts ("Amendment No. 10 to Schedule 13G"). Amendment No. 10 to Schedule 13G also relates to Common Stock of the Issuer. Mr. Collins is the Trustee of each of the aforementioned trusts.

         Mr. Collins is a natural person and is a citizen of the United States of America. His business address is P.O. Box 1239, McAllen, Texas 78502. His principal occupation is serving as the General Partner of Rioco Partners, Ltd. The address of the principal executive offices of Rioco Partners, Ltd. is P.O. Box 1239, McAllen, Texas 78502.

         During the past five years, Mr. Collins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Collins is not currently, and during the past five years has not been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the sales of shares of Common Stock of the Issuer was to diversify Mr. Collins' investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Pursuant to the Issuer's Quarterly Report on Form 10-Q for the nine month period ended September 30, 1996, as filed with the Securities and Exchange Commission, 8,708,898 shares of Common Stock were issued and outstanding as of September 30, 1996. Mr. Collins may be deemed to be the beneficial owner of 597,659 shares of Common Stock, which constitutes approximately 6.9% of the total issued and outstanding shares of Common Stock at September 30, 1996.

Amendment No. 2 to Schedule 13D
James William Collins
Page 4 of 5 Pages

         Mr. Collins has the sole power to vote and dispose of 592,605 shares of Common Stock. He has shared power to vote and dispose of 5,054 shares of Common Stock. He shares the power to vote and dispose of these 5,054 shares of Common Stock with Mr. G. E. Roney, Mrs. Kathleen Cook Collins and Mr. David Rogers, as explained below.

         Mr. Collins, Mr. Roney and Mr. Rogers share voting and disposition power with regard to 4,854 shares of Common Stock. These shares are held by a company in which each of the aforementioned persons is a 331/3% owner. Mr. Roney is the Chairman of the Board and CEO of the Issuer, and his business address is P.O. Box 5910, McAllen, Texas 78502. Mr. Rogers is the Chairman of the Board of the First National Bank of Edinburg, and his business address is 100 W. Cano, Edinburg, Texas 78539.

         Mr. Collins and Mrs. Collins share voting and disposition power with respect to 200 shares of Common Stock held by A.G. Edwards for the benefit of Mrs. Kathleen Cook Collins, IRA. Mrs. Collins is the wife of Mr. Collins. She is a housewife, and her address is 1707 Westway, McAllen, Texas 78503.

           During the past five years, neither Mr. Roney, Mr. Rogers nor Mrs. Collins have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them is currently, and during the past five years none of them has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law. They are all citizens of the United States of America.

         There have been no transactions in shares of Common Stock by Mr. Collins during the past sixty days.

         Several family Trusts have the right to receive the dividends from and the proceeds from the sale of shares of Common Stock. The Cook Memorial Trusts own 106,409 shares of Common Stock, and the Vannie Cook Trusts own 5,000 shares of Common Stock; Mrs. Kathleen Cook Collins is a beneficiary of the Cook Memorial Trusts and the Vannie Cook Trusts. The Vanco Trusts own 175,003 shares of Common Stock, the Carvan Trusts own 168,196 shares of Common Stock and the KVTC Trusts own 89,875 shares of Common Stock. The children of Mr. Collins are among the beneficiaries of the Vanco Trusts, the Carvan Trusts and the KVTC Trusts, and the combined interest of these three trusts is approximately 4.97% of the total issued and outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no such contracts, arrangements, understandings or relationships among the persons named in Item 2 and any other person with respect to any shares of the Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

Amendment No. 2 to Schedule 13D
James William Collins
Page 5 of 5 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 7, 1997                                  By: /s/ James W. Collins
--------------------------                           ---------------------------
          Date                                       Name: James W. Collins






         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                    CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)